Exhibit 99.1

Sun Life Financial to Commence a Normal Course Issuer Bid

TORONTO, Aug. 8, 2018 /CNW/ - Sun Life Financial Inc. (the "Company") (TSX, NYSE: SLF) announced today that the Toronto Stock Exchange has accepted its normal course issuer bid to purchase, for cancellation, up to 14,000,000 common shares, representing approximately 2.31% of the 607,011,966 common shares outstanding as at July 31, 2018. The bid remains subject to approval from the Office of the Superintendent of Financial Institutions.

The normal course issuer bid is expected to commence on August 14, 2018 and continue until August 13, 2019, or such earlier date as the Company completes its purchases pursuant to the normal course issuer bid. The average daily trading volume on the TSX for the six months ending July 31, 2018 was 1,028,480 common shares. In accordance with the TSX rules, the Company may purchase up to 25% of that number each trading day, subject to the TSX rules permitting block purchases. The actual number of common shares that may be purchased, and the timing of such purchases, will be determined by the Company. The purchases may be made through the facilities of the TSX, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Purchases may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Any common shares purchased by the Company pursuant to the normal course issuer bid will be cancelled.

From time to time, when the Company does not possess material non-public information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of common shares of the Company at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company's broker will be adopted in accordance with applicable Canadian securities laws.

The Company will utilize the normal course issuer bid program to acquire common shares in order to distribute funds to shareholders as part of the Company's overall capital management strategy.

Under its current normal course issuer bid, which expires on August 13, 2018, the Company is authorized to purchase, for the purpose of cancellation, up to 11,500,000 common shares, and has purchased 7,373,286 common shares for cancellation at a volume weighted average price of approximately $51.63 per common share.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include (i) statements relating to our potential normal course issuer bid (including, but not limited to, statements relating to the entrance into a pre-defined plan with our broker), (ii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will" and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the Company's management's discussion and analysis for the year ended December 31, 2017 under the heading "Forward-looking Statements" and in the risk factors set out in the Company's annual information form for the year ended December 31, 2017 under the heading "Risk Factors" and other factors detailed in the Company's annual and interim financial statements and any other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2018, Sun Life Financial had total assets under management of $986 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:

Irene Poon
Manager, Media & PR
Corporate Communications
Tel: 647-256-2596
irene.poon@sunlife.com

Investor Relations Contact:

Greg Dilworth
Vice-President
Investor Relations
Tel: 416-979-6230
investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:19e 08-AUG-18